UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549

			       SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			    (Amendment No. 15)


			Modsys International. Ltd.
		  (formerly BluePhoenix Solutions, Ltd.)
			     (Name of Issuer)

		Ordinary Shares, par value NIS 0.04 per share
			(Title of Class of Securities)

				 M70378100
			       (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 200
			Seattle, Washington 98102-3620
				(206) 728-9063
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



			       March 29, 2017
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















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Cusip No. M70378100		Schedule 13-D			 Page 2 of 11


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				9,191,156  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,191,156  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,191,156

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	42.80%  (3)

14.	Type of Reporting Person
		PN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 8,975,156 Ordinary Shares plus 216,000 Preferred shares (exercisable 1:1 to purchase Ordinary Shares) owned by Columbia Pacific Opportunity Fund, L.P. to which this Schedule 13D relates.

(3)	Based on 21,475,176 shares outstanding: 19,086,159 Ordinary Shares and
540,000 Preferred shares as of February 27, 2017 as reported in the Company's Proxy Statement filed on March 10, 2017; plus the Reporting Persons private purchase of 757,575 Ordinary Shares and exercise of 1,091,442 warrants into Ordinary Shares.

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Cusip No. M70378100		Schedule 13-D			 Page 3 of 11


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				9,227,689  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,227,689  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,227,689

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	42.97%   (3)

14.	Type of Reporting Person
               IA



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 9,011,689 Ordinary Shares plus 216,000 Preferred shares (exercisable 1:1 to purchase Ordinary Shares) to which this Schedule 13D relates.

(3)	Based on 21,475,176 shares outstanding: 19,086,159 Ordinary Shares and
540,000 Preferred shares as of February 27, 2017 as reported in the Company's Proxy Statement filed on March 10, 2017; plus the Reporting Persons private purchase of 757,575 Ordinary Shares and exercise of 1,091,442 warrants into Ordinary Shares.

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Cusip No.  M70378100		Schedule 13-D			 Page 4 of 11


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				9,227,689  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,227,689  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,227,689

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	42.97%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 9,011,689 Ordinary Shares plus 216,000 Preferred shares (exercisable 1:1 to purchase Ordinary Shares) to which this Schedule 13D relates.

(3)	Based on 21,475,176 shares outstanding: 19,086,159 Ordinary Shares and
540,000 Preferred shares as of February 27, 2017 as reported in the Company's Proxy Statement filed on March 10, 2017; plus the Reporting Persons private purchase of 757,575 Ordinary Shares and exercise of 1,091,442 warrants into Ordinary Shares.

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Cusip No.  M70378100		Schedule 13-D			 Page 5 of 11


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				9,227,689  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,227,689  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,227,689

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	42.97%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 9,011,689 Ordinary Shares plus 216,000 Preferred shares (exercisable 1:1 to purchase Ordinary Shares) to which this Schedule 13D relates.

(3)	Based on 21,475,176 shares outstanding: 19,086,159 Ordinary Shares and
540,000 Preferred shares as of February 27, 2017 as reported in the Company's Proxy Statement filed on March 10, 2017; plus the Reporting Persons private purchase of 757,575 Ordinary Shares and exercise of 1,091,442 warrants into Ordinary Shares.

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Cusip No.  M70378100		Schedule 13-D			 Page 6 of 11


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				9,227,689  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				9,227,689  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	9,227,689

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	42.97%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 9,011,689 Ordinary Shares plus 216,000 Preferred shares (exercisable 1:1 to purchase Ordinary Shares) to which this Schedule 13D relates.

(3)	Based on 21,475,176 shares outstanding: 19,086,159 Ordinary Shares and
540,000 Preferred shares as of February 27, 2017 as reported in the Company's Proxy Statement filed on March 10, 2017; plus the Reporting Persons private purchase of 757,575 Ordinary Shares and exercise of 1,091,442 warrants into Ordinary Shares.

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Cusip No. M70378100		Schedule 13-D			 Page 7 of 11


1.	Names of Reporting Persons
	Columbia Pacific Partners Fund (Delaware), L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Delaware

			7.  Sole Voting Power
				36,533  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				36,533  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	36,533

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	0.17%  (3)

14.	Type of Reporting Person
		PN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. In previous filings, name was Columbia Pacific Partners Fund, Ltd.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 36,533 Ordinary Shares owned by Columbia Pacific Partners Fund (Delaware), L.P.

(3)	Based on 21,475,176 shares outstanding: 19,086,159 Ordinary Shares and
540,000 Preferred shares as of February 27, 2017 as reported in the Company's Proxy Statement filed on March 10, 2017; plus the Reporting Persons private purchase of 757,575 Ordinary Shares and exercise of 1,091,442 warrants into Ordinary Shares.

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Cusip No.  M70378100		Schedule 13-D			 Page 8 of 11

				EXPLANATORY NOTE

	This Amendment No. 15 amends and supplements the Schedule 13D filed under the previous company name of BluePhoenix Solutions, Ltd. which was filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Opportunity Fund"); Columbia Pacific Partners Fund (Delaware), L.P., a Delaware limited partnership (the "Partners Fund" and, together with the Opportunity Fund, the "Funds"); Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"); Alexander B. Washburn, a U.S. citizen; Daniel R. Baty, a U.S. citizen and Stanley L. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012, July 9, 2012, September 13, 2012, October 29, 2012, November 20, 2012, December 21, 2012, April 15, 2013 (April 15 is the first filing the Partners Fund became part of the Reporting Persons), June 26, 2013, December 17, 2014, April 3, 2015, September 21, 2015, January 11, 2016, November 4, 2016 and January 3, 2017 with respect to the Ordinary Shares, par value NIS 0.04 per share (the "Shares"), of Modsys International, Ltd., an Israel corporation (the "Company").

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.


Item 4.		Purpose of the Transaction

 The response set forth in Item 4 is hereby amended and supplemented as follows:

	On February 14, 2017, the Reporting Persons entered into two Share Purchase Agreements with the Company, both were approved by the Company's shareholders on March 29, 2017. In the first Share Purchase Agreement ("First Agreement"), the Reporting Persons on April 3, 2017 purchased 757,575 restricted Shares of the Company, par value NIS 0.04 per share, at a purchase price of $0.66 per share amounting to an aggregate purchase price of $500,000. This Share Purchase Agreement is included as Exhibit 10.2 to the Company's Form 8-K filed with the SEC on February 21, 2017 and incorporated herein by reference. See Item 6 for information on the second Share Purchase Agreement ("Second Agreement").

	On February 15, 2017, the Company entered into a letter agreement with the Reporting Persons and certain other shareholders agreeing to issue warrants to the Reporting Persons exercisable for 735,294 restricted Shares in exchange for the Reporting Persons and certain other shareholders providing a guaranty with respect to a credit agreement; The Seventh Amendment to the existing loan and security agreement ("Credit Agreement") between Modern Systems Corporation, a wholly owned subsidiary of the Company, MS Modernization Services, Inc., a majority owned subsidiary of the Company, and Comerica Bank. The Credit Agreement was subject to and contingent on obtaining the approval of the Audit Committee, Board of Directors and disinterested shareholders of the Company. The warrants have an exercise price of $0.01 per share and have a three year term and were fully vested on March 29, 2017 (the date the Company's shareholders approved the agreement). The Seventh Amendment is included as Exhibit 10.1 to the Company's Form 8-K filed with the SEC on February 21, 2017 and is incorporated herein by reference.

	On April 4, 2017, the Reporting Persons exercised all 1,091,442 of their warrants (256,148 from 12/29/15, 100,000 from 12/31/15 and 735,294 from
03/29/17) purchasing 1,091,442 restricted Shares at $0.01 per share.




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Cusip No.  M70378100		Schedule 13-D			 Page 9 of 11

Item 5.		Interest in Securities of the Company

	The responses set forth in Items 5(a) & (c) are hereby amended and supplemented as follows:
	(a) The aggregate percentage of Shares reported to be owned by the Reporting Persons is based upon the sum of:
(i) 19,626,159 shares outstanding (19,086,159 Ordinary shares and 540,000 Preferred shares), which is the total number of shares outstanding as of February 27, 2017 as reported in the Company's most recent DEF 14A Proxy Statement filed with the SEC on March 10, 2017; plus
(ii) 757,575, the number of restricted Shares purchased from the Company on April 3, 2017 from the DEF 14A Proxy Statement Proposal #6 approved on March 29, 2017; plus
(iii) 1,091,442, the number of restricted Shares purchased at $0.01 per share on the exercise of warrants by the Reporting Persons on April 4, 2017.

	(c) Other than the acquistions described in Item 4 hereof and the receipt by the Reporting Persons of 16,000 Preferred shares convertible into 16,000 Shares as a dividend for 2016 on the Preferred shares held by the Reporting Persons; the trading dates, number of shares purchased and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Opportunity Fund were all effected in unsolicited broker transactions in the open-market as set forth in Schedule A.



Item 6.		Contracts, Arrangements, Understandings or Relationships With
		Respect to Securities of the Issuer

	As part of the Seventh Amendment to the Credit Agreement, the Company agreed to issue warrants to the Reporting Persons to purchase 735,294 restricted Shares in exchange for the extending a guaranty of the Credit Agreement for 2016 and 2017. The issuance of the warrants was contingent upon approval of the Company's shareholders and other customary closing conditions. The shareholders approved this and the warrants were issued on March 29, 2017.

	In regards to the Second Agreement from February 14, 2017, the Reporting Persons will purchase 757,575 restricted Shares of the Company, par value NIS 0.04 per share, at a price equal to $0.66 per share amounting to an aggregate purchase price of $500,000. In the event that the volume weighted average price ("VWAP") of the Shares for the thirty days prior to July 1, 2017, as reported by Bloomberg Financial L.P. is lower than the $0.66, then the price per share shall be equal to the higher of (i) the VWAP and (ii) $0.50, and the number of Shares shall be adjusted to equal $500,000 divided by the adjusted price per share. The closing of the Second Agreement is to take place on July 1, 2017, subject to other customary closing conditions. This Second Agreement is included as Exhibit 10.3 to the Company's Form 8-K filed with the SEC on February 21, 2017 and incorporated herein by reference.


Item 7.		Material to be Filed as Exhibits
Exhibit 99.1 Share Purchase Agreement #1 and #2 with the Company dated
February 14, 2017, incorporated herein by reference to Exhibit 10.1 and 10.2 of the Company's Form 8-K filed with the SEC on February 21, 2017.

Exhibit 99.2 Seventh Amdendment to Loan and Security Agreement with the Company dated February 15, 2017, incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on February 21, 2017.









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Cusip No.  M70378100		Schedule 13-D			Page 10 of 11


				SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 7, 2017		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
				By:	Columbia Pacific Advisors, LLC
					General Partner

					/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title:	Managing Member


					COLUMBIA PACIFIC ADVISORS, LLC

				By:  	/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title: 	Managing Member


					/s/ Alexander B. Washburn
					ALEXANDER B. WASHBURN


					/s/ Daniel R. Baty
					DANIEL R. BATY


					/s/ Stanley L. Baty
					STANLEY L. BATY



					COLUMBIA PACIFIC PARTNERS FUND (Delaware), L.P.
				By:	Columbia Pacific Advisors, LLC
					Investment Manager

					/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title:	Managing Member



















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Cusip No.  M70378100		Schedule 13-D			Page 11 of 11




				 Schedule A

   OPEN MARKET TRANSACTIONS IN THE SHARES BY THE FUNDS IN THE PAST 60 DAYS

 Date		Fund	   	Transaction		  Shares	Price
03/16/2017	Opportunity Fund	BUY		      200	0.65
03/17/2017	Opportunity Fund	BUY		   55,362	0.7302
03/20/2017	Opportunity Fund	BUY		   14,702	0.8104
03/21/2017	Opportunity Fund	BUY		   16,600	0.8001
03/23/2017	Opportunity Fund	BUY		      100	0.80
03/24/2017	Opportunity Fund	BUY		    5,000	0.83
03/31/2017	Opportunity Fund	BUY		   10,000	0.85
04/06/2017	Opportunity Fund	BUY		   18,600	0.80